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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ENERGY WEST, INCORPORATED
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29274A-10-5
(CUSIP Number)
Robert K. Rogers
Rogers & Hool LLP
2425 East Camelback Road • Suite 850
Phoenix, Arizona 85016
(602) 852-5550
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29274A-10-5	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Mark D. Grossi

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,240

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,240

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,240

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 29274A-10-5	13D	Page 3 of 4

This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), relating to the common stock, par value $0.15 per share (the “Shares”), of Energy West, Incorporated, a Montana corporation (“Energy West” or the “Issuer”), previously filed by Mark D. Grossi (“Mr. Grossi” or the “reporting person”). Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.

1. Item 2(a)of the Schedule 13D is amended by adding the following information at the end of Item 2(a):

The Shares are nominally held of record by a revocable living trust, the Mark D. Grossi Living Trust U/A dated Feb. 17, 2006 (the “Mark D. Grossi Living Trust”), and are deemed beneficially owned directly by Mr. Grossi for purposes of reporting on this Schedule 13D.

2. Item 2(b) of the Schedule 13D is amended to provide as follows:

(b) The business address of Mr. Grossi is 2980 Waterfall Way, Westlake, Ohio 44145.

3. Item 3 of the Schedule 13D is amended to provide as follows:

Mr. Grossi purchased the Shares from the Company in a private transaction for a price equal to $8.00 per share with his personal funds.

4. Item 4 of the Schedule 13D is amended to provide as follows:

Mr. Grossi holds the Shares for investment.

Mr. Grossi is a member of the Issuer’s board of directors and, in such capacity, has legal duties to consider and evaluate, and does from time to time consider, evaluate and discuss with other members of the board of directors of Issuer, plans and proposals that pertain to a wide range of matters, including matters relating to items (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above in this Item 4, Mr. Grossi has no plans or proposals that relate to or would result in any of such items (a) through (j) of Item 4 of Schedule 13D.

Mr. Grossi reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, he may formulate plans and proposals that may result in the occurrence of an event set forth in (a) through (j) of Item 4 of Schedule 13D.

5. Item 5(a), (c) and (e) of the Schedule 13D are amended to provide as follows:

(a) According to the most recently available filings by the Issuer with the Securities and Exchange Commission (“Commission”), there are 2,857,952 shares outstanding after giving effect to the transaction between the reporting person and the Issuer described in Item 5(c). (See the Issuer’s Current Report on Form 8-K filed with the Commission on June 4, 2007.)

Mr. Grossi beneficially owns 3,240 Shares, or approximately 0.1% of the outstanding Shares.

(c) On May 30, 2007, the Issuer repurchased 145,000 Shares from Mr. Grossi. Issuer purchased the shares for $15.00 per share (the “Price”), or an aggregate sum of $2,175,000.

CUSIP No. 29274A-10-5	13D	Page 4 of 4

Also on May 30, 2007, in a separate privately negotiated transaction, David A. Cerotzke, the Issuer’s President and Chief Executive Officer and a member of its Board of Directors, purchased 25,000 Shares from Mr. Grossi at the same $15.00 per share Price, for an aggregate purchase price of $375,000.

(e) On May 30, 2007, Mr. Grossi ceased to be beneficial owner of more than five percent of the Shares.

6. Item 7 of Schedule 13D is amended to provide as follows:

Exhibit No.	Item
7.1	Stock Purchase Agreement among Energy West, Incorporated, Mark D. Grossi and Mark D. Grossi Living Trust dated May 30, 2007, incorporated herein by reference to Exhibit 10.1, filed with the Issuer’s Current Report on Form 8-K filed June 4, 2007 (17:27:54 EDT).

7. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2007

/s/ Mark D. Grossi
MARK D. GROSSI